

September 30, 2010

Mr. Cooper C. Collins
Chief Executive Officer and President
Pernix Therapeutics Holdings, Inc.
33219 Forest West Street
Magnolia, TX 77354

     Re: **Pernix Therapeutics Holdings, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 24, 2010
              Form 10-Q for the Period Ended June 30, 2010
              Filed August 16, 2010
              File Number: 001-14494

Dear Mr. Collins:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the Period Ended June 30, 2010

1. Please tell us why you are presenting the cash acquired in connection with the reverse merger, net of costs paid as financing activities. Refer to ASC 230-10-45.

Note 16. Income Taxes, page 18

2. Your Form 8-K filed March 15, 2010 stated on page F-7 that there may be a limitation on use of your net operating loss carryforwards as a result of the reverse merger. Please tell us why you believe that release of the valuation allowance relating to the net operating loss carryforwards is in accordance with ASC 740-10-30-21.

Management's Discussion and Analysis

Allowances for Returns, Rebates, and Discounts, page 22

3. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved as follows:

    *   Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
    *   Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
    *   To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

    *   Discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

    *   Please separately disclose the current provision relating to prior year sales in your roll-forward.

Exhibits 31.1 and 31.2

4. We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-K. Please revise the certification to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to include reference to internal controls.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant